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SEC Mail Processing Section FEB 20 2018 Washington DC 415

SEC Mail Processing FEB 20 2018 Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EuroLink Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Huguenot St., STE 200
(No. and Street)

New Rochelle (City) NY (State) 10801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks 678-679-8642 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPAs PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St., Suite 4 (Address) Marietta (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM RMS

OATH OR AFFIRMATION

I, Patrick Oddoux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eurolink Securities LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IAN A SUAREZ
Notary Public - State of New York
NO. 01SU6317511
Qualified in Westchester County
My Commission Expires Jan 5, 2019

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EUROLINK SECURITIES LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2017
With Independent Auditor's Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Eurolink Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eurolink Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2017 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Eurolink Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Eurolink Securities, LLC's management. Our responsibility is to express an opinion on Eurolink Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Eurolink Securities, LLC's financial statements. The supplemental information is the responsibility of Eurolink Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 12, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

EUROLINK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	42,732
Accounts receivable		13,368
Prepaid expenses		2,261
Total assets	$	58,361

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	11,096
Accrued payroll taxes		6,016
Total liabilities		17,112
Members' equity		41,249
Total liabilities and members' equity	$	58,361

The accompanying notes are an integral part of the financial statements.

EUROLINK SECURITIES LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES		
Research	$	293,596
Total revenue		293,596
EXPENSES		
Compensation		85,282
Professional fees		20,127
Regulatory fees		5,170
Occupancy		14,700
Research		84,411
Other operating expenses		11,792
Total expenses		221,482
NET INCOME	$	72,114

The accompanying notes are an integral part of the financial statements.

EUROLINK SECURITIES LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2017

Balance, December 31, 2016	$	32,135
Member Distributions	$	(63,000)
Net Income	$	72,114
Balance, December 31, 2017	$	41,249

The accompanying notes are an integral part of the financial statements.

EUROLINK SECURITIES LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 72,114
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in deposits	(437)
Increase in receivables	(6,583)
Decrease in accounts payable and accrued liabilities	(1,870)
Net cash provided by operating activities	63,224
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member distributions	(63,000)
Net cash used by financing activities	(63,000)
NET INCREASE IN CASH	224
CASH AND CASH EQUIVALENTS:	
Beginning of period	42,508
End of period	$ 42,732

The accompanying notes are an integral part of the financial statements.

EUROLINK SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Eurolink Securities LLC was organized as a New York Limited Liability Company in October 2012. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective January 2014. The Company's business is to act as an investment banker in private placement transactions and mergers and acquisitions, and to sell research.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

Basis of Accounting: The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and as required by the SEC and FINRA.

EUROLINK SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable consist of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. The Company believes all receivables are collectible and no allowance is needed.

Date of Management's Review: Subsequent events were evaluated through February 12, 2018, which is the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustments on disclosure to those financial statements.

Revenue Recognition: Revenue is recognized as it is earned, upon satisfying its performance obligations which can be closing of a transaction, signing an engagement letter as per the terms of the transactions or in the case of research as the research is reported as used by the client. The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $25,620, which was $20,620 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .6679 to 1.0.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares expenses with the sole owner for limited administrative expenses that are defined, along with the expense allocation methodology to be used, in a sublease agreement with its related party for $1,200 per month; the terms are month to month. Shared expenses recorded on the Company's statement of income, comprised of rent, utilities, and telecommunications, was $14,700 for the year ended December 31, 2017.

NOTE 4 - CONCENTRATION

The top four customers comprised approximately 74% of revenue for the year 2017.

EUROLINK SECURITIES LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2017

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

EUROLINK SECURITIES LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2017

Net Capital	
Total member's equity qualified for net capital	$ 41,249
Deduction for non-allowable assets:	
Accounts receivable - non-allowable	(13,368)
Prepaid expenses	(2,201)
Deposits	(60)
Net capital before haircuts	25,620
Less haircuts	0
Net capital	$ 25,620
Minimum net capital required	$ 5,000
Aggregate Indebtedness:	
Liabilities	$ 17,112
Minimum net capital based on aggregate indebtedness	$ 1,141
Ratio of aggregate indebtedness to net capital	.6679 to 1.0
Excess net capital	$ 20,620

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017.

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

EUROLINK SECURITIES LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2017

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2017

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Eurolink Securities LLC

We have reviewed management's statements, included in Eurolink Securities LLC Annual Exemption Report, in which (1) Eurolink Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eurolink Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Eurolink Securities LLC stated that Eurolink Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Eurolink Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eurolink Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 12, 2018

goldman

EUROLINK
SECURITIES LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

Eurolink Securities LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2017 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name: Patrick Oddoux

By: ____________________

Title: President & CEO

Date: 02/06/2018